# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Porch Group, Inc., CIK 0001784535
CUSIP: 733245104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 411 1st Avenue S., Suite 501,, Seattle,, Washington (WA), 98104
Date of event which requires filing of this statement: 01/22/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-26-028886
Filed by CIK 0001386928

## Reporting persons
- Park West Asset Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,834,559; sole dispositive power 0; shared dispositive power 5,834,559; aggregate amount beneficially owned 5,834,559 (5.5% of the class)
  Comment: See Item 2 for additional information.
- Park West Investors Master Fund, Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 5,270,252; sole dispositive power 0; shared dispositive power 5,270,252; aggregate amount beneficially owned 5,270,252 (5% of the class)
  Comment: See Item 2 for additional information.
- Peter S. Park: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,834,559; sole dispositive power 0; shared dispositive power 5,834,559; aggregate amount beneficially owned 5,834,559 (5.5% of the class)
  Comment: See Item 2 for additional information.

## Item 1. Issuer
Name of issuer: Porch Group, Inc.
Address of issuer's principal executive offices: 411 1st Avenue S. Suite 501,Seattle,WA,98104

## Item 2. Person Filing
Name of person filing:
This report on Schedule 13G (this "Schedule 13G") is being jointly filed by (i) Park West Asset Management LLC, a Delaware limited liability company ("PWAM"), (ii) Park West Investors Master Fund, Limited, a Cayman Islands exempted company ("PWIMF"), and (iii) Peter S. Park ("Mr. Park" and, collectively with PWAM and PWIMF, the "Reporting Persons"). PWAM is the investment manager to PWIMF and Park West Partners International, Limited, a Cayman Islands exempted company ("PWPI" and, together with PWIMF, the "PW Funds"). Mr. Park, through one or more affiliated entities, is the controlling manager of PWAM.

As of January 22, 2026 (the "Event Date"), PWIMF held 5,270,252 shares of common stock, par value $0.0001 per share (the "Common Stock") and PWPI held 564,307 shares of Common Stock of Porch Group, Inc. (the "Issuer").

PWAM as investment manager to the PW Funds may be deemed to beneficially own 5,834,559 shares of Common Stock of the Issuer.

The foregoing beneficial ownership percentage is based upon 105,371,353 shares of Common Stock issued and outstanding as of October 31, 2025, based on information reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2025. The number of Issuer shares outstanding excludes 18,312,208 shares held by Porch Reciprocal Exchange, an affiliate of the Issuer, which are considered treasury shares for GAAP accounting purposes and under Delaware law and are not considered outstanding for quorum and are not entitled to vote.
Address of principal business office or, if none, residence: The address for the Reporting Persons is: One Letterman Drive, Building C, Suite C5-900, San Francisco, CA 94129.
Citizenship: PWAM is organized under the laws of the State of Delaware. PWIMF is a Cayman Islands exempted company. Mr. Park is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
PWAM and Mr. Park - 5,834,559.00

PWIMF - 5,270,252.00
Percent of class:
PWAM and Mr. Park - 5.5%

PWIMF - 5.0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
PWAM and Mr. Park - 5,834,559.00

PWIMF - 5,270,252.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
PWAM and Mr. Park - 5,834,559.00

PWIMF - 5,270,252.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Park West Asset Management LLC: /s/ Melissa Victoria Frayer, Melissa Victoria Frayer, Senior Legal Officer and Chief Compliance Officer (06/16/2026)
- Park West Investors Master Fund, Limited: /s/ Melissa Victoria Frayer, Melissa Victoria Frayer, Senior Legal Officer and Chief Compliance Officer of Park West Asset Management LLC, Investment Manager (06/16/2026)
- Peter S. Park: /s/ Peter S. Park, Peter S. Park (06/16/2026)